Exhibit 99.1

AMENDED AND RESTATED BY-LAWS OF THE BANK OF MONTREAL

January 25, 2011

Page

By-law Six – Officers
Article 6.01 Designation of Officers of the Bank	3

By-law Seven – Indemnification of Directors and Officers
Article 7.01 Indemnity	3

By-law Eight – Remuneration of Directors
Article 8.01 Remuneration	3

By-law Nine – Common Shares
Article 9.01 Common Shares	4

By-law Ten – Class A Preferred Shares
Article 10.01 Class A Preferred Shares	4

By-law Eleven – Class B Preferred Shares
Article 11.01 Class B Preferred Shares	5

By-law Twelve – Repeal, Amendment, Restatement and Consolidation of By-Laws
Article 12.01 Repeal, Amendment, Restatement and Consolidation of By-laws	6
Article 12.02 Repeal and Amendment Not to Affect Validity	6

BY- LAW ONE

DEFINITIONS

Article 1.01 Definitions

In the By-laws of the Bank, unless the context otherwise requires:

(a)	the following terms have the meanings specified:

“Act” means the Bank Act and any successor legislation and any amendments thereto and any regulations from time to time in force hereunder;

“Bank” means Bank of Montreal;

“By-laws” means the by-laws of the Bank from time to time in force and effect;

(b)	unless otherwise defined herein, words and expressions that are defined in the Act shall have the same meanings when used herein; and

(c)

words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

BY- LAW TWO

BUSINESS OF THE BANK

Article 2.01 Execution of Documents

Documents to be executed by the Bank shall be executed in such manner as may be determined by the board of directors.

Article 2.02 Seal

The seal of the Bank shall be such as the board of directors may adopt.

Article 2.03 Head Office

The head office of the Bank shall be in the City of Montreal in the Province of Quebec.

BY- LAW THREE

MEETINGS OF SHAREHOLDERS

Article 3.01 Conduct of Meeting

Meetings of shareholders of the Bank shall be conducted in accordance with the By-laws or otherwise in accordance with the Act.

Article 3.02 Quorum

At any meeting of shareholders, any two (2) or more shareholders of the Bank entitled to vote at such meeting present in person or represented by proxy at the opening of the meeting and representing in person or by proxy at least twenty-five percent (25%) of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.

Article 3.03 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the Act or the By-laws, be determined by a majority of votes cast on the question.

Article 3.04 Voting

Upon a show of hands every person who is present and entitled to vote shall have one vote.

BY- LAW FOUR

DIRECTORS

Article 4.01 Number of Directors

The minimum number of directors shall be seven (7) and the maximum number of directors shall be forty (40), the number to be elected at each annual meeting of shareholders to be such number, within those limits, as is fixed by the board of directors prior to such annual meeting.

The directors may appoint one or more additional directors. Directors may fill vacancies, including without limitation any vacancies arising as a result of any increase in the number of directors fixed by the board of directors.

Directors shall be elected for a term of one, two or three years, as determined by the board of directors prior to the annual meeting at which directors are to be elected. A director elected for a term of one, two or three years shall hold office until the close of the first, second or third annual meeting of shareholders, as the case may be, following the election of the director. A director who is not elected for an expressly stated term of office ceases to hold office at the close of the next annual meeting of shareholders following the election of the director. All directors elected at a meeting of shareholders need not hold office for the same term.

If the board of directors determines that directors are to be elected at an annual meeting for a term of two or three years, they may determine that the term of office of each director to be so elected be for the whole of that term or that, as nearly as may be, such that one half of the directors retire each year if the term is two years, or such that one third of the directors retire each year if the term is three years.

Article 4.02 Quorum

A majority of the directors shall constitute a quorum at any meeting of the board of directors.

Article 4.03 Notice of Meeting

Notice of the time and place of each meeting of the directors shall be given to each director not less than twenty-four (24) hours before the time when the meeting is to be held, or not less than such shorter period of time that the Chair may determine is appropriate in any particular circumstance. Notice of such a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Article 4.04 Method of Giving Notice

A notice to be sent to a director shall be sufficiently given if it is sent by prepaid mail to, or is delivered personally to, or is sent by facsimile, email or any other electronic or telephonic communication device to, the director.

Article 4.05 Votes to Govern

At meetings of the directors, all questions, except those for which the Act provides special voting requirements, shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

Article 4.06 Conflict of Interest

Conflicts of interest involving a director or officer shall be addressed as provided for in the Act.

BY- LAW FIVE

COMMITTEES

Article 5.01 Committees of Directors

In addition to any committees required by the Act, the directors may appoint annually from their number any other committee or committees and assign to the members thereof such duties and delegate to them such powers as the directors consider appropriate, except those powers which, under the Act, the directors may not delegate. All committees of directors shall be composed of not less than three (3) members.

Article 5.02 Procedure and Quorum

Unless otherwise determined by the directors, each committee shall have the power to elect its chairman, regulate its procedure and fix its quorum, except that no less than a majority of any committee shall constitute a quorum at a meeting thereof.

BY- LAW SIX

OFFICERS

Article 6.01 Designation of Officers of the Bank

Subject to the provisions of the Act, the directors may elect, designate, appoint or remove such officers, and specify such of their duties or delegate such powers to them (including the power to appoint other officers), as the directors may determine.

BY- LAW SEVEN

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 7.01 Indemnity

The Bank shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and such person’s heirs and personal representatives, to the maximum extent permitted by the Act.

BY- LAW EIGHT

REMUNERATION OF DIRECTORS

Article 8.01 Remuneration

In each fiscal year after 2008, the total of all amounts that may be paid by the Bank to all directors of the Bank as remuneration for their services as directors shall not exceed $4,000,000.

No options to purchase Common Shares of the Bank pursuant to the Non-Officer Director Stock Option Plan will be granted subsequent to November 1, 2003. Options to purchase Common Shares of the Bank granted prior to November 1, 2003 will remain in effect.

The annual remuneration of any single director depends on the nature and frequency of the services performed during the year by the director as a director, and shall be paid in accordance with rates to be determined from time to time by the directors.

BY- LAW NINE

COMMON SHARES

Article 9.01 Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value, the aggregate consideration for which is also unlimited. The rights of the holders of such common shares are equal in all respects and include:

(a)	the right to vote at all meetings of shareholders except where only holders of a specified class of shares are entitled to vote;

(b)	the right to receive dividends declared on those shares; and

(c)	the right to receive the remaining property of the Bank on dissolution.

BY- LAW TEN

CLASS A PREFERRED SHARES

Article 10.01 Class A Preferred Shares

1. The authorized capital of the Bank includes a class of preferred shares designated as Class A Preferred Shares consisting of an unlimited number of shares without nominal or par value, issuable in series, the aggregate consideration for which is also unlimited.

2. The Class A Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

(a)	subject to the provisions of the Act, the directors of the Bank are hereby authorized:

(i)	to divide the unissued Class A Preferred Shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; and

(ii)	to change the rights, privileges, restrictions and conditions attached to the unissued shares of any series;

provided that no rights, privileges, restrictions or conditions attached to a series of Class A Preferred Shares as hereby authorized shall confer on a series a priority in respect of dividends or return of capital over any other series of Class A Preferred Shares that are then outstanding;

(b)

the Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Bank, who shall also determine by resolution duly passed before the issue of any Class A Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Bank among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Class A Preferred Shares;

(c)

the Class A Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Bank, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof;

(d)

the Class A Preferred Shares shall be entitled to preference over the common shares and any other shares of the Bank ranking junior to the Class A Preferred Shares with respect to payment of dividends and return of capital and the Class A Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class A Preferred Shares as may be determined before the issue thereof as hereinbefore provided;

(e)	the Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in payment of dividends and return of capital;

(f)

if any cumulative dividends or amounts payable on return of capital in respect of a series of Class A Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital;

(g)

the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of shareholders of the Bank or to vote at such meeting, except as provided in the Act or in the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares of any series before the issue thereof as hereinbefore provided; and

(h)

the holders of the Class A Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Bank whether now or hereafter authorized.

BY- LAW ELEVEN

CLASS B PREFERRED SHARES

Article 11.01 Class B Preferred Shares

1. The authorized capital of the Bank includes a class of preferred shares designated as Class B Preferred Shares consisting of an unlimited number of shares without nominal or par value, issuable in series, the aggregate consideration for which is also unlimited.

2. The Class B Preferred Shares, as a class, shall rank on a parity with the Class A Preferred Shares of the Bank and shall carry and be subject to the following rights, privileges, restrictions and conditions:

(a)	subject to the provisions of the Act, the directors of the Bank are hereby authorized:

(i)	to divide the unissued Class B Preferred Shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; and

(ii)	to change the rights, privileges, restrictions and conditions attached to the unissued shares of any series;

provided that no rights, privileges, restrictions or conditions attached to a series of Class B Preferred Shares as hereby authorized shall confer on a series a priority in respect of dividends or return of capital over any other series of Class B Preferred Shares that are then outstanding;

(b)

the Class B Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Bank, who shall also determine by resolution duly passed before the issue of any Class B Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Bank among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Class B Preferred Shares;

(c)

the Class B Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Bank, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof;

(d)

the Class B Preferred Shares shall be entitled to preference over the common shares and any other shares of the Bank ranking junior to the Class B Preferred Shares with respect to payment of dividends and return of capital and the Class B Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class B Preferred Shares as may be determined before the issue thereof as hereinbefore provided;

(e)	the Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to priority in payment of dividends and return of capital;

(f)

if any cumulative dividends or amounts payable on return of capital in respect of a series of Class B Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital;

(g)

the holders of the Class B Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of shareholders of the Bank or to vote at such meeting, except as provided in the Act or in the rights, privileges, restrictions and conditions attached to the Class B Preferred Shares of any series before the issue thereof as hereinbefore provided; and

(h)

the holders of the Class B Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Bank whether now or hereafter authorized.

3. The Class B Preferred Shares of any series may be issued for a consideration expressed and payable in Canadian dollars or in a currency other than Canadian dollars, and in such latter case, for the purpose of determining the Canadian dollar amount of the consideration for which the shares of such series are issued, each such share shall be deemed to have been issued for an amount in Canadian dollars equivalent to the amount paid therefor in such other currency. All dividends on the shares of any such series and all other amounts to be paid to the holders thereof on return of capital, premium or otherwise may be paid either in the currency in which the consideration therefor is expressed or in Canadian dollars.

BY- LAW TWELVE

REPEAL, AMENDMENT, RESTATEMENT AND CONSOLIDATION OF BY-LAWS

Article 12.01 Repeal, Amendment, Restatement and Consolidation of By-laws

The By-laws (including By-laws previously referred to as special By-laws or general By-laws) are hereby amended, or where not amended, then restated, and consolidated, as set forth in By-laws one to eleven. Where the By-laws have been amended, the previous By-laws of the Bank are hereby repealed.

Article 12.02 Repeal and Amendment Not to Affect Validity

No repeal or amendment of any By-law or By-laws pursuant to Article 12.01 hereof shall affect the validity of any action taken or appointment made or right acquired, accrued or accruing, under such By-law or By-laws prior to its repeal or amendment.

All resolutions of shareholders or directors or a committee of directors with continuing effect passed under any amended or repealed By-law shall continue in effect except to the extent inconsistent with these By-laws.